Oatly Announces Plan to Implement ADR Ratio Change

MALMÖ, Sweden, January 31, 2025 – Oatly Group AB (Nasdaq: OTLY) (“Oatly” or the “Company”), the world’s original and largest oat drink company, today announced that it plans to change the ratio of its American Depositary Receipts (“ADRs”) to ordinary shares from one ADR representing one ordinary share to one ADR representing twenty ordinary shares.

This ratio change will have the same effect as a one-for-twenty reverse ADR split for Oatly’s ADR holders. There will be no change to Oatly’s underlying ordinary shares, and no ordinary shares will be issued or cancelled in connection with this ratio change. The effect of the ratio change on the ADR trading price on the Nasdaq Global Select Market is expected to take place at the opening of business on February 18, 2025. Following the ratio change, Oatly’s ADRs will continue to be traded on the Nasdaq Global Select Market under the ticker symbol “OTLY.”

No fractional new ADRs will be issued in connection with the change in the ADR ratio. Instead, fractional entitlements to the new ADRs will be aggregated and sold by the depositary bank, and the net cash proceeds from the sale of the fractional ADR entitlements (after deduction of fees, taxes, and expenses) will be distributed to the applicable ADR holders by the depositary bank. ADR holders should refer to the Deposit Agreement (filed most recently with the U.S. Securities and Exchange Commission (“SEC”) as an exhibit to the Company’s Annual Report on Form 20-F filed on March 22, 2024) regarding any fees that may be payable by holders to the depositary bank in connection with the ratio change.

As a result of the change in the ADR ratio, the trading price per ADR is expected to increase proportionally, although the Company can give no assurance that the trading price per ADR after the change in the ADR ratio will be equal to or greater than twenty times the trading price per ADR before the change.

As previously announced, the Company will report financial results on February 12, 2025 and host a conference call and webcast on the same day. The Company will provide any necessary additional updates regarding the ADR ratio change as part of those communications.

About Oatly

We are the world’s original and largest oat drink company. For over 30 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including alternatives to milks, ice cream, yogurt, cooking creams, spreads and on-the-go drinks. Headquartered in Malmö, Sweden, the Oatly brand is available in more than 40 countries globally.

Contacts

Oatly Group AB

+46 418 47 55 00

investors@oatly.com

info@oatly.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the ADR ratio change, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: successful exit and closure of the Singapore facility and receipt of any applicable lender approvals, our history of losses and inability to achieve or sustain profitability; including due to elevated inflation and increased costs for transportation, energy and materials; reduced or limited availability of oats or other raw materials and ingredients that meet our quality standards; failure to obtain additional financing to achieve our goals or failure to obtain necessary capital when needed on acceptable terms, or at all; failure of the financial institutions in which we hold our deposits; damage or disruption to our production facilities; harm to our brand and reputation as a result of real or perceived quality or food safety issues with our products; food safety and food-borne illness incidents or other safety concerns which may lead to lawsuits, product recalls or regulatory enforcement actions; our ability to successfully compete in our highly competitive markets; reduction in the sales of our oat drink varieties; failure to effectively navigate our shift to an asset-light business model; failure to meet our existing or new environmental metrics and other risks related to sustainability and corporate social responsibility; litigation, regulatory actions or other legal proceedings including environmental and securities class action lawsuits and settlements; changes to international trade policies, treaties and tariffs; global conflict, including the ongoing conflicts in Ukraine and Gaza; changes in our tax rates or exposure to additional tax liabilities or assessments; supply chain delays, including delays in the receipt of product at factories and ports, and an increase in transportation costs; the impact of rising commodity prices, transportation and labor costs on our cost of goods sold; failure by our logistics providers to deliver our products on time, or at all; our ability to successfully execute our cost reduction activities in accordance with our expectations and the impact of such actions on our company; failure to develop and maintain our brand; our ability to introduce new products or successfully improve existing products; failure to retain our senior management or to attract, train and retain employees; cybersecurity incidents or other technology disruptions; risks associated with our operations in the People’s Republic of China; the success of our strategic reset in Asia; failure to protect our intellectual property and other proprietary rights adequately; our ability to successfully remediate previously disclosed material weaknesses or other future control deficiencies, in our internal control over financial reporting; impairments of the value of our assets; potential delisting from Nasdaq; our status as a foreign private issuer; risks related to the significant influence of our largest shareholder, Nativus Company Limited, entities affiliated with China Resources Verlinvest Health Investment Ltd. has over us, including significant influence over decisions that require the approval of shareholders; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 22, 2024 and our other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Oatly disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

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